(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-24343
CUSIP NUMBER 036916104

For Period Ended: September 29, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Answerthink, Inc.

Full Name of Registrant

Former Name if Applicable

1001 Brickell Bay Drive, Suite 3000

Address of Principal Executive Office (Street and Number)

Miami, FL 33131

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As previously reported, on or about October 26, 2006, the Registrant learned of a misappropriation by its former UK disbursement agent which relates to funds earmarked for payroll taxes due to the United Kingdom Inland Revenue. The disbursement agent had been utilized by the Company from early 2003 to January 2006 to make payroll, payroll tax and vendor disbursements in the United Kingdom.

After further investigation, the agent has admitted to the misappropriation of the funds. A suit was commenced against the agent in the United Kingdom on October 27, 2006, and certain assets of the former agent have been frozen. The former disbursement agent has offered to pledge, as security, assets equal to a significant portion of the Registrant’s claim. The Registrant cannot predict the outcome of this suit or whether its efforts to recover the misappropriated funds will be successful, notwithstanding the offer to pledge these assets.

The Registrant estimates the total payroll taxes that should have been paid to the UK Inland Revenue and which were remitted to the disbursement agent for payment for the period in question to be approximately $2 million. There can be no assurance that the Registrant’s actual exposure is limited to these matters or the actual exposure for these tax matters will not increase materially from the estimate provided above or that these amounts will not need to be recorded in prior periods, namely 2003, 2004 and 2005.

The Registrant has commenced an internal review to assure that the full extent of the misappropriation is confirmed. The Audit Committee is also conducting its own review of this matter, with the assistance of outside professionals. The Registrant will also consider, in consultation with BDO Seidman, and its former independent public accountants prior to August 2005, whether any restatement of prior-period financial statements would be required under generally accepted accounting principles with respect to the matters described above. In addition, the Registrant has commenced a review of the Registrant’s internal control over financial reporting, including, in particular, its controls over foreign cash disbursements, and whether there has been any material weakness in the Registrant’s internal controls in 2006 and prior periods.

The Registrant does not expect to be able to file its Form 10-Q by the end of the five-day extension period provided by Rule 12b-25(b)(2)(ii). The Company currently expects to file its Quarterly Report on Form 10-Q for the third quarter ended September 29, 2006 on or before December 29, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Frank A. Zomerfeld (Name)	305 (Area Code)	375-8005 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 1, 2006, the Registrant announced its preliminary consolidated financial results for the third fiscal quarter of 2006. The information contained in such press release is set forth in the Registrant’s Current Report on Form 8-K, filed on November 1, 2006.

Answerthink, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 9, 2006	By	/s/ Frank A. Zomerfeld
Frank A. Zomerfeld
General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).